May 6, 2009

Kevin Brogan, President
InnerLight Holdings, Inc.
867 East 2260 South
Provo, Utah 84606

   RE: **InnerLight Holdings, Inc. ("the company")**
       Amendments No. 5 and 6 to Registration Statement on
       Form S-1
       Filed April 17 and April 23, 2009, respectively
       File No. 333-152430

Dear Mr. Brogan:

We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Products, page 16

1. As previously requested in comment one of our April 10, 2009 letter, please file a validly executed Exhibit 10.11. In addition, we continue to note the disclosure on page 16, which states that "we entered into a new consulting agreement with Dr. Young in November 2008." Please file the new consulting agreement as an exhibit as previously requested. Disclose the material terms of the agreement, such as the termination provisions and clarify the minimum payment amount and whether that amount has already been paid. Lastly, clarify the amounts paid to date pursuant to this agreement. In addition, to the extent you simply ratified the

earlier agreement, clarify whether the prior agreement was terminated when litigation commenced between the parties to the agreement.

Marketing Plan, page 19

2. Please disclose what percentage of DSAs are currently in each of the categories listed under "Rank or Level".

Certain Relationships and Related Transactions, page 27

3. We reissue comment five from our letter dated April 10, 2009. Please disclose the amount the two entities controlled by Mr. Brogan received pursuant to the DSA Agreement, prior to the termination of the agreement.

Financial Statements

General

4. Please note the updating requirements for the financial statements as set forth in Article 8-08 of Regulation S-X, and provide a current consent of the independent accountants in any amendment.

Consolidated Statement of Stockholders' Equity, F-4

5. We have reviewed your response to our prior comment 11 and your revised disclosure on page 37. We note the 10,600,000 initial shares issued at the formation date of the Innerlight Holdings, Inc. were issued for no cash consideration. It appears from the disclosure here that the shares were recorded for $278,331. Please provide a detailed discussion of how this value was determined and cite the specific authoritative literature you utilized to support your accounting treatment.

Consolidated Statement of Cash Flows, F-5

6. We have reviewed your response to our prior comment six and your revised disclosure on F-6. This disclosure states that the net assets acquired are not reflected in the cash flow balances as the balance sheet of Innerlight Holdings, Inc had no assets and liabilities prior to the acquisition of Innerlight Inc. It would appear that if the acquisition of the net assets of Innerlight Inc for $1,000,000 cash was properly recorded in the balance sheet at the date of acquisition this transaction would need to be properly reflected in the statement of cash flows. Thus, we are partially reissuing our comment. It appears that the investing

activity section of the statement of cash flows should include a cash inflow of $244,000, representing the $1,000,000 cash purchase for Innerlight, Inc., less cash acquired of $1,244,000. The values of the net assets acquired (assets and liabilities) should be removed from the applicable balances (i.e., inventory, prepaid expenses and other assets, property, plant and equipment, and accrued royalties and sales commissions) in the statement of cash flows. Please revise or advise.

Part II.

Item 15. Recent Sales of Unregistered Securities, page 37

7. It appears from your disclosure that on March 4, 2008 Chilesha Holdings purchased 2,250,000 shares and 468,000 warrants from Kevin Brogan for the assumption of $300,000 in loans. On March 5, 2008 Gary Quigley purchased 2,250,000 shares and 468,000 warrants from Kevin Brogan for the assumption of $300,000 in loans. This appears to be inconsistent with your disclosure which states that only 2,850,000 shares and 592,000 warrants were issued to Kevin Brogan. Please clarify or advise.

8. For each transaction involving unregistered securities, please provide the information required by Item 701(d) of Regulation S-K. Indicate the section of the Securities Act or the rule of the Commission under which an exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Item 16. Exhibits

Exhibit 23.2 – Consent of Counsel

9. In the third-to-the-last paragraph, please delete the words in parentheses "which are already issued and outstanding", as these shares are being registered to be issued.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Blaise Rhodes at (202) 551- 3774 or Angela Halac, accounting reviewer, at (202) 551-3398 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Via fax to Heber Maughan
         (801) 655-0621